VIA EDGAR

March 17, 2017

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Minnesota Municipal Income Fund (“Registrant” or the “Fund”)
File Nos: 333-211785 and 811-22967

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to the comments we received from you via telephone on January 11, 2017 to the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2, as filed with the U.S. Securities and Exchange Commission on December 16, 2016. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

GENERAL

1.	Comment: Please confirm supplementally that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Response:

Registrant so confirms.

Elisabeth Bentzinger

March 17, 2017

*    *    *    *

Should you have any additional questions, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Thomas S. Harman

encl.

EXHIBIT